CONSOLIDATED INTERIM FINANCIAL STATEMENTS

February 28, 2007

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

Consolidated Balance Sheets
(expressed in Canadian dollars)

	February 28,	August 31,
	2007	2006
	$	$
	(unaudited)	(audited)
ASSETS
Current
Cash	1,590,679	663,452
Short-term investments	36,814,422	42,188,280
Other receivables	917,063	383,487
Marketable securities	71,339	30,000
Prepaid expenses and deposits	223,097	444,599
	39,616,600	43,709,818
Due From Related Parties (Note 10)	18,996	98,269
Exploration Properties (Note 4)	21,313,587	15,407,706
Long-Term Investment	507,107	200,000
Property and Equipment	644,654	517,362
	62,100,944	59,933,155

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	1,412,442	1,539,202
Due to related parties (Note 10)	143,260	57,220
	1,555,702	1,596,422

Shareholders’ Equity
Share Capital (Note 5)	98,903,560	94,861,399
Contributed Surplus (Note 6)	4,925,390	4,498,728
Accumulated Other Comprehensive Income (Note 7)	323,759	–
Deficit	(43,607,467)	(41,023,394)
	60,545,242	58,336,733
	62,100,944	59,933,155

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

Consolidated Statements of Loss and Deficit
(Unaudited - expressed in Canadian dollars)

	For the Three Months		For the Six Months Ended
	Ended February 28,		February 28,
	2007	2006	2007	2006
	$	$	$	$
OPERATING EXPENSES

Salaries, consulting and stock-based compensation	1,272,690	1,705,500	2,040,979	2,421,386
Property investigations and corporatedevelopment	322,203	123,438	688,213	140,950
Administration	153,652	103,177	333,809	164,129
Travel	114,455	52,352	187,253	112,971
Investor relations	68,053	264,903	138,992	336,851
Legal and professional fees	37,020	22,024	120,046	53,816
Regulatory fees	73,286	12,586	80,062	17,796
Interest and bank charges	3,101	2,180	6,402	4,561
	(2,044,460)	(2,286,160)	(3,595,756)	(3,252,460)
OTHER ITEMS
Interest income	403,319	83,128	850,412	112,543
Foreign exchange gain (loss)	38,054	(168,707)	145,227	(170,290)
Gain on sale of marketable securities	16,044	-	16,044	-
Recovery of note receivable	-	-	-	708,720
	457,417	(85,579)	1,011,683	650,973
Net Loss	(1,587,043)	(2,371,739)	(2,584,073)	(2,601,487)
Deficit, Beginning of Period	(42,020,424)	(34,615,506)	(41,023,394)	(34,385,758)
Deficit, End of Period	(43,607,467)	(36,987,245)	(43,607,467)	(36,987,245)

Basic and Diluted Loss Per Share	(0.01)	(0.03)	(0.02)	(0.03)

Weighted Average Number of Outstanding Shares	112,798,702	77,429,466	112,498,522	76,512,495

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

Consolidated Statements of Comprehensive Loss
(Unaudited - expressed in Canadian dollars)

	For the Three Months	For the Six Months
	Ended February 28, 2007	Ended February 28, 2007
	$	$

Net loss for the period	(1,587,043)	(2,584,073)
Unrealized gains and (losses) on available for sale financial assets arising during the period (Note 7)	(40,615)	329,919
Reclassification adjustment for gains included in net income	(6,160)	(6,160)
Comprehensive loss for the period	(1,633,818)	(2,260,314)

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

Consolidated Statements of Cash Flows
(Unaudited - expressed in Canadian dollars)

	For the Three Months		For the Six Months Ended
	Ended February 28,		February 28,
	2007	2006	2007	2006
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,587,043)	(2,371,739)	(2,584,073)	(2,601,487)
Items not affecting cash:
Stock-based compensation	870,779	1,538,781	1,187,886	1,842,461
Amortization	14,229	10,680	25,981	20,522
Gain on sale of marketable securities	(16,044)	-	(16,044)	-
	(718,079)	(822,278)	(1,386,250)	(738,504)
Net changes in operating balances:
Other receivables	(30,606)	(73,573)	(42,063)	(120,839)
Prepaid expenses and deposits	32,465	15,940	143,739	(7,313)
Accounts payable and accrued expenses	(173,829)	129,509	63,863	56,338
Related parties, net	41,459	21,909	165,313	46,898
	(848,590)	(728,493)	(1,055,398)	(763,420)
CASH FLOWS FROM INVESTING ACTIVITIES
Short term investments, net	2,951,226	(42,176,600)	5,373,858	(42,176,600)
Exploration property expenditures	(2,846,914)	(867,232)	(5,121,285)	(1,879,247)
Proceeds on sale of marketable securities	27,244	-	27,244	-
Purchase of property and equipment	(48,420)	(34,666)	(178,129)	(46,771)
	83,136	(43,078,498)	101,688	(44,102,618)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of share capital and special warrants, net of issue costs	1,023,698	42,818,747	1,880,937	48,532,097

Increase (decrease) in cash during the period	258,244	(988,244)	927,227	3,666,059
Cash, beginning of period	1,332,435	6,301,519	663,452	1,647,216
Cash, end of period	1,590,679	5,313,275	1,590,679	5,313,275

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the period for interest	$3,101	$2,180	$6,402	$4,561
Cash paid during the period for income taxes	-	-	-	-

See accompanying notes to the unaudited interim consolidated financial statements.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at February 28, 2007 and for the six month period then ended
(expressed in Canadian dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation ("the Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. The Company’s principal business activity is the sourcing, exploration and development of mineral properties.

Although existing cash resources are currently expected to provide sufficient funds through the upcoming fiscal year, the capital expenditures required to achieve planned principal operations are substantial. As a result, the Company will be required to seek additional financing.

2. BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

Except for the changes in accounting policies described in Note 3, these unaudited interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s annual consolidated financial statements for the year ended August 31, 2006 (the "Annual Financial Statements"). The interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for fair presentation have been included. Operating results for these interim periods are not necessarily indicative of the results that may be expected for the full fiscal year ending August 31, 2007. The majority of exploration costs are incurred in the months of April to October due to seasonal weather conditions in the Northern Hemisphere.

Certain of the prior period’s figures have been reclassified to conform to the current period’s presentation. Such reclassification is for presentation purposes only and has no effect on previously-reported results.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at February 28, 2007 and for the six month period then ended
(expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES

Effective September 1, 2006, the Company has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855)

In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

The Company has classified its short-term investments as held for trading and therefore carries its investments at fair market value, with the unrealized gain or loss recorded in interest income. This change in accounting policy had no material effect on the Company’s previous financial statements.

The Company has classified its marketable securities and long-term investment as available-for-sale and therefore carries them at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income. These amounts will be reclassified from shareholders’ equity to net income when they are sold. Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value. This change in accounting policy resulted in a $15,000 increase in the carrying value of marketable securities and a $479,915 increase in the carrying value of the long-term investment as at September 1, 2006, representing the aggregate cumulative unrealized gains at that time as disclosed in Note 7.

Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. The components of accumulated other comprehensive income for the six months ended February 28, 2007 are disclosed in Note 7.

Hedges (CICA Handbook Section 3865)

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company has not designated any hedging relationships.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at February 28, 2007 and for the six month period then ended
(expressed in Canadian dollars)

4. EXPLORATION PROPERTIES

	Uranium			Gold			Other
Six Months Ended	Slovakia	Slovakia	United	Slovakia	N. Ireland	USA	Gold,
February 28, 2007	Jahodna	Other	States	Kremnica	Curraghinalt	Nevada	VMS	Total
	$	$	$	$	$	$	$	$

Balance, August 31, 2006	1,477,748	54,977	1,033,436	6,065,162	6,347,264	144,813	284,306	15,407,706

Acquisition costs	–	–	206,818	–	1,407,850	–	–	1,614,668
Exploration costs:
Licenses and permits	–	–	–	–	121,309	3,428	–	124,737
Mapping and surveying	1,182	9,748	83,681	295	2,471	10,027	6,879	114,283
Drilling and assays	683,387	113,771	–	611,098	517,895	15,265	127,613	2,069,029
Office and field work	19,539	22,450	–	97,398	38,970	935	8,735	188,027
Personnel, geological Consulting and travel	99,761	86,341	202,181	377,099	58,299	129,673	12,491	965,845
Public and government relations	211	–	–	203,235	–	–	–	203,446
Socio-environmental studies	41,314	–	–	220,772	5,792	–	–	267,878
Studies and evaluations	–	–	–	252,740	105,228	–	–	357,968

Total costs incurred	845,394	232,310	492,680	1,762,637	2,257,814	159,328	155,718	5,905,881

Balance, February 28, 2007	2,323,142	287,287	1,526,116	7,827,799	8,605,078	304,141	440,024	21,313,587

	Uranium			Gold			Other
Year Ended	Slovakia	Slovakia	United	Slovakia	N. Ireland	USA	Gold,
August 31, 2006	Jahodna	Other	States	Kremnica	Curraghinalt	Nevada	VMS	Total
	$	$	$	$	$	$	$	$

Balance, August 31, 2005	5,543	2,773	200,914	2,740,282	6,077,875	–	224,958	9,252,345

Acquisition costs	–	–	339,340	–	–	39,606	–	378,946

Exploration costs:
Licenses and permits	–	–	106,344	–	–	28,076	75,465	209,885
Mapping and surveying	24,746	14,988	4,093	12,007	7,875	–	–	63,709
Drilling and assays	1,175,077	–	15,989	1,001,482	155,128	–	1,722	2,349,398
Office and field work	18,721	3,747	70,487	161,152	8,944	15,926	23,261	302,238
Personnel, geological consulting and travel	125,912	33,469	296,269	759,644	78,767	61,205	13,567	1,368,833
Public and government relations	34,442	–	–	209,047	–	–	–	243,489
Socio-environmental studies	7,681	–	-	413,873	–	–	–	421,554
Studies and evaluations	85,626	–	–	767,675	18,675	–	–	871,976

Total costs incurred	1,472,205	52,204	832,522	3,324,880	269,389	144,813	114,015	6,210,028

Write-down	–	–	–	–	–	–	(54,667)	(54,667)

Balance, August 31, 2006	1,477,748	54,977	1,033,436	6,065,162	6,347,264	144,813	284,306	15,407,706

In February 2007, the Company negotiated the termination of its purchase and sale agreement related to its mineral exploration licenses in County Tyrone, Northern Ireland including the Curraghinalt gold property. Under the termination agreement, the Company issued 500,000 common shares to Strongbow Exploration Inc. (Note 5) as consideration to terminate its remaining contingent share and income tax benefit obligations to Strongbow.

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at February 28, 2007 and for the six month period then ended
(expressed in Canadian dollars)

5. SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance. The issued common shares are as follows:

	Six Months Ended		Year Ended
	February 28, 2007		August 31, 2006
	Number	Amount	Number	Amount
Balance, beginning of period	111,931,263	$94,861,399	67,826,513	$46,559,522
Shares issued for cash and other:
Options, net	1,051,670	1,877,437	4,096,500	3,152,915
Exploration properties (Note 4)	500,000	1,400,000	200,000	87,000
Warrants	873,595	764,724	26,250	15,972
Private placements	-	-	39,707,000	49,000,150
Financing fee	-	-	75,000	37,500
Share issuance costs	-	-	-	(3,991,660)
Balance, end of period	114,356,528	$98,903,560	111,931,263	$94,861,399

Warrants – The Company has share purchase warrants outstanding as follows:

Exercise	Balance at				Balance at
Price	August 31, 2006	Issued	(Exercised)	(Expired)	February 28, 2007	Expiry Date

$ 0.55	2,500,000	–	–	–	2,500,000	August 31, 2007
$ 0.55	2,500,000(1)	–	–	–	2,500,000(1)	September 8, 2007
$ 0.65	1,761,250(1)	–	(761,250)	–	1,000,000(1)	March 31, 2007
$ 1.65	936,210	–	(112,345)	–	823,865	February 22, 2008

	7,697,460	–	(873,595)	–	6,823,865

(1) The Company may require these warrants to be exercised at any time.

The Company has entered into an undertaking agreement with a shareholder. The undertaking confirms that the shareholder has agreed not to exercise its warrants to the extent that such exercise would result in the shareholder holding 20% or more of the Company’s issued shares. The warrants subject to this undertaking consist of 250,000 warrants exercisable at $0.65 expiring on March 31, 2007 and 2,500,000 warrants exercisable at $0.55 expiring on August 31, 2007.

6. CONTRIBUTED SURPLUS

$

Balance, August 31, 2006	4,498,728
Stock-based compensation	1,187,886
Stock options and agents’ warrants exercised	(761,224)
Balance, February 28, 2007	4,925,390

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at February 28, 2007 and for the six month period then ended
(expressed in Canadian dollars)

7. ACCUMULATED OTHER COMPREHENSIVE INCOME

$

Balance, August 31, 2006	–
Adjustment for cumulative unrealized gains on available-for-sale investments at September 1, 2006 (Note 3)	494,915
Unrealized losses on available-for-sale investments	(171,156)
Balance, February 28, 2007	323,759

8. STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

		Weighted
		Average Exercise
		Price
	Options	$
Outstanding, August 31, 2006	8,105,001	1.28
Granted	1,360,000	3.27
Exercised	(1,051,670)	1.14
Forfeited	(349,998)	1.49
Cancelled	(373,333)	1.18
Outstanding, February 28, 2007	7,690,000	1.65

As at February 28, 2007, the Company has stock options outstanding and exercisable as follows:

Options Outstanding				Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Outstanding	Contractual Life	Exercise Price	Number	Exercise Price
Exercise Prices	#	(yrs)	$	Exercisable	$
$0.25 – 0.50	1,611,555	2.85	0.43	1,611,555	0.43
$1.45 – 1.86	4,718,445	4.04	1.59	3,352,779	1.59
$2.02 – 3.44	1,360,000	4.91	3.27	523,335	3.24
	7,690,000	3.95	1.65	5,487,669	1.41

For purposes of the Black-Scholes calculation, the following weighted-average assumptions were used for the six months ended February 28, 2007:

Risk free interest rate	4.04%
Expected dividend yield	0%
Expected stock price volatility	94.18%
Expected life of options	2 Years
Weighted average per share fair value of options granted in the period	$1.68

TOURNIGAN GOLD CORPORATION
2007 SECOND QUARTER REPORT

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at February 28, 2007 and for the six month period then ended
(expressed in Canadian dollars)

9. NON-CASH TRANSACTIONS

	For the Three Months		For the Six Months Ended
	Ended February 28,		February 28,
	2007	2006	2007	2006
	$	$	$	$

Shares issued for exploration properties	1,400,000	–	1,400,000	87,000
Marketable securities for other receivables	35,888	–	35,888	–
Amortization capitalized to exploration properties	13,296	–	24,856	–
Agents’ fees paid in shares	–	–	–	37,500

10. RELATED PARTY TRANSACTIONS AND BALANCES

Amounts due from and to directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

The Company had the following related party transactions:

	For the Three Months		For the Six Months Ended
	Ended February 28,		February 28,
	2007	2006	2007	2006
	$	$	$	$

Consulting fees to companies controlled by directors	7,903	25,500	22,903	210,000
Consulting fees to companies controlled by officers	8,000	27,000	26,000	42,000
Legal fees to a law firm in which a director is a partner	15,481	3,716	19,027	6,623
Cost reimbursements from companies with common directors and/or officers	41,032	70,005	61,622	143,395

11. SUBSEQUENT EVENTS

Subsequent to February 28, 2007, the Company:

a)	Cancelled 150,000 options with an exercise price of $0.45 per common share upon termination of a consulting contract.

b)	Issued a total of 1,215,328 common shares upon exercise of 1,000,000 warrants at $0.65 per common share and 215,328 warrants at $1.65 per common share.

c)

Received total proceeds of $592,162 upon exercise of 250,000 stock options at $0.40 per common share, 106,555 stock options at $0.45 per common share, 299,112 stock options at $1.45 per common share and 7,000 stock options at $1.50 per common share.

d)

Granted 400,000 stock options exercisable at $2.97 per common share for a period of five years to a director of the Company. The options are subject to vesting provisions with 133,500 vesting on the grant date, 133,500 vesting on March 29, 2008 and 133,000 on March 29, 2009.